Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2012 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2012 together with the comparative figures for 2011:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2012

		2012	2011
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		96,100	87,252
Other operating revenue		3,414	3,143

Total operating revenue	3	99,514	90,395

Operating expenses
Flight operations	4	54,690	48,344
Maintenance		7,971	7,531
Aircraft and traffic servicing		14,072	12,337
Promotion and sales		7,134	6,568
General and administrative		2,425	2,807
Impairment on property, plant and equipment		–	584
Depreciation and amortisation		8,264	7,689
Others		1,321	1,203

Total operating expenses		95,877	87,063

Other net income	5	1,462	1,021

Operating profit		5,099	4,353

1

		2012		2011
	Note	RMB million		RMB million

Interest income			235		179
Interest expense	6		(1,376)		(1,067)
Share of associates’ results			317		456
Share of jointly controlled entities’ results			121		125
Exchange gain, net			267		2,755
Other non-operating income	7		75		129

Profit before taxation			4,738		6,930

Income tax	8		(954)		(840)

Profit for the year			3,784		6,090

Attributable to:
Equity shareholders of the Company			2,619		5,110
Non-controlling interests			1,165		980

Profit for the year			3,784		6,090

Earnings per share
Basic and diluted	10	RMB	0.27	RMB	0.52

2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2012

	2012	2011
	RMB million	RMB million

Profit for the year	3,784	6,090

Other comprehensive income for the year (after tax and reclassification adjustments):
Available-for-sale securities: net movement in the fair value reserve	4	(12)

Total comprehensive income for the year	3,788	6,078

Attributable to:
Equity shareholders of the Company	2,622	5,100
Non-controlling interests	1,166	978

Total comprehensive income for the year	3,788	6,078

3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2012

		31 December	31 December
		2012	2011
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net		100,040	87,711
Construction in progress	11	18,689	15,940
Lease prepayments		2,198	1,932
Interest in associates		1,033	746
Interest in jointly controlled entities		1,103	985
Other investments in equity securities		160	166
Lease deposits		672	583
Available-for-sale equity securities		69	64
Deferred tax assets		1,223	1,300
Other assets		480	500

		125,667	109,927

Current assets
Inventories		1,708	1,618
Trade receivables	12	1,853	2,147
Other receivables	13	2,139	4,988
Prepaid expenses and other current assets		758	630
Amounts due from related companies		247	167
Pledged bank deposits		–	72
Cash and cash equivalents		10,082	9,863

		16,787	19,485

Current liabilities
Bank and other loans	11	21,899	18,789
Obligations under finance leases		2,494	1,784
Trade payables	14	1,825	2,847
Sales in advance of carriage		4,854	5,299
Deferred revenue		1,201	907
Current taxation		346	871
Amounts due to related companies		308	122
Accrued expenses		11,800	9,480
Other liabilities		4,004	4,314

		48,731	44,413

Net current liabilities		(31,944)	(24,928)

Total assets less current liabilities		93,723	84,999

4

		2012	2011
	Note	RMB million	RMB million

Non-current liabilities and deferred items
Bank and other loans	11	30,196	29,037
Obligations under finance leases		19,371	14,053
Deferred revenue		1,649	1,178
Provision for major overhauls		902	1,178
Provision for early retirement benefits		66	89
Deferred benefits and gains		1,011	1,058
Deferred tax liabilities		794	629

		53,989	47,222

Net assets		39,734	37,777

Capital and reserves
Share capital		9,818	9,818
Reserves		23,021	22,357

Total equity attributable to equity shareholders of the Company		32,839	32,175
Non-controlling interests		6,895	5,602

Total equity		39,734	37,777

5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED

31 DECEMBER 2012

	Attributable to equity shareholders of the Company
							Non-
	Share	Share	Fair value	Other	Retained		controlling
	capital	premium	reserves	reserves	profits	Total	interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note)

Balance at 1 January 2011	9,818	13,878	31	756	2,334	26,817	3,499	30,316

Changes in equity for 2011:
Profit for the year	–	–	–	–	5,110	5,110	980	6,090

Other comprehensive income	–	–	(10)	–	–	(10)	(2)	(12)

Total comprehensive income	–	–	(10)	–	5,110	5,100	978	6,078

Appropriations to reserves	–	–	–	321	(321)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	(122)	(122)
Capital injection in a subsidiary by a third party	–	253	–	–	–	253	1,207	1,460
Capital injection from a non-controlling interest of a subsidiary	–	–	–	–	–	–	40	40
Share of an associate’s reserves movement	–	–	–	5	–	5	–	5

Balance at 31 December 2011 and 1 January 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777
Changes in equity for 2012:
Profit for the year	–	–	–	–	2,619	2,619	1,165	3,784
Other comprehensive income	–	–	3	–	–	3	1	4

Total comprehensive income	–	–	3	–	2,619	2,622	1,166	3,788

Appropriations to reserves	–	–	–	132	(132)	–	–	–
Dividends approved in respect of the previous year	–	–	–	–	(1,964)	(1,964)	–	(1,964)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	(6)	(6)	(11)	(17)
Capital injection from the non-controlling shareholder of a subsidiary	–	–	–	–	–	–	140	140
Government contributions	–	–	–	10	–	10	10	20
Distributions to non-controlling interests	–	–	–	–	–	–	(12)	(12)
Share of an associate’s reserves movement	–	–	–	2	–	2	–	2

Balance at 31 December 2012	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

6

NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRSs:

1	Company background

The Company was established in the People’s Republic of China (the “PRC” or “China”) on 25 March 1995 as a joint stock limited company. The Company’s holding company, China Southern Air Holding Company (“CSAHC”), is a state-owned enterprise under the supervision of the PRC central government.

The Company’s H shares and American Depositary Receipts (“ADR”) (each ADR representing 50 H shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company’s A shares listed on the Shanghai Stock Exchange.

2	Adoption of new and revised IFRSs

The International Accounting Standards Board (the “IASB”) has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets are relevant to the Group’s financial statements. The amendments to IFRS 7 require certain disclosures to be included in the financial statements in respect of all transferred financial assets that are not derecognised in their entirety and for any continuing involvement in transferred assets that are derecognised in their entirety, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Revenue and segmental information

(a)	Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b)	Business segments

The Group’s network passenger and cargo operations are managed as a single business unit. The Group’s chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline business”.

7

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as “all other segments”. Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC GAAP. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(d).

Information regarding the Group’s reportable segments as provided to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2012 and 2011 is set out below.

	Airline business		All other segments		Eliminations		Unallocated*		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million

Revenue from external customers	101,007	92,274	476	433	–	–	–	–	101,483	92,707

Inter-segment sales	–	–	1,159	899	(1,159)	(899)	–	–	–	–

Reportable segment revenue	101,007	92,274	1,635	1,332	(1,159)	(899)	–	–	101,483	92,707

Reportable segment profit before taxation	4,120	6,105	102	43	–	–	526	720	4,748	6,868

Reportable segment assets	138,023	122,159	1,905	1,919	(313)	(335)	2,879	5,517	142,494	129,260
Addition to non-current segment assets during the year	24,316	23,553	57	51	–	–	–	37	24,373	23,641

Reportable segment liabilities	102,011	90,667	1,200	1,289	(313)	(335)	–	–	102,898	91,621

Other segment information

Interest income	230	174	5	5	–	–	–	–	235	179
Interest expense	1,329	1,023	47	44	–	–	–	–	1,376	1,067
Depreciation and amortisation for the year	8,204	7,617	80	70	–	–	–	–	8,284	7,687
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	(7)	726	1	1	–	–	–	–	(6)	727

8

*	Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale equity securities, other investments in equity securities and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, gain on disposal and losing control of a subsidiary, the interest income on wealth management products and dividend income from other investments.

(c)	Geographic information of reportable segment revenue

	2012	2011
	RMB million	RMB million

Domestic	81,322	75,807
Hong Kong, Macau and Taiwan	2,340	1,958
International *	17,821	14,942

	101,483	92,707

*	Asian market accounted for approximately 58% of the Group’s total international traffic revenue for the year ended 31 December 2012 (2011: 56%). The remaining portion was mainly derived from the Group’s flights to/from Europe and North America regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

9

(d)	Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

	2012	2011
	RMB million	RMB million

Revenue

Reportable segment revenue	102,642	93,606
Elimination of inter-segment revenues	(1,159)	(899)
Reclassification of expired sales in advance of carriage	495	309
Reclassification of business tax	(2,464)	(2,621)

Consolidated revenue	99,514	90,395

Profit

Reportable segment profit before taxation	4,222	6,148
Unallocated amounts	526	720
Losses on lump sum housing benefits	(14)	(26)
Adjustments arising from an associate’s business combinations under common control	(1)	–
Capitalisation of exchange difference of specific loans	3	87
Government grants	2	1

Consolidated profit before taxation	4,738	6,930

Assets

Reportable segment assets	139,928	124,078
Elimination of inter-segment balances	(313)	(335)
Unallocated amounts	2,879	5,517
Losses on lump sum housing benefits	–	14
Adjustments arising from an associate’s business combinations under common control	10	–
Capitalisation of exchange difference of specific loans	218	215
Government grants	(225)	(37)
Effect of the above adjustments on taxation	(43)	(40)

Consolidated total assets	142,454	129,412

Liabilities

Reportable segment liabilities	103,211	91,956
Elimination of inter-segment balances	(313)	(335)
Government grants	(190)	–
Effect of the above adjustments on taxation	12	14

Consolidated total liabilities	102,720	91,635

10

4	Flight operations expenses

	2012	2011
	RMB million	RMB million

Jet fuel costs	37,401	32,675
Operating lease charges	4,897	4,654
Air catering expenses	2,352	2,073
Aircraft insurance	203	201
Flight personnel payroll and welfare	5,051	4,412
Training expenses	660	681
Civil Aviation Administration of China (“CAAC”) Infrastructure Development Fund contributions	1,868	1,655
Inventory provision	–	141
Others	2,258	1,852

	54,690	48,344

5	Other net income

	2012	2011
	RMB million	RMB million

Government grants	1,243	828
Gain/(loss) on disposal of property, plant and equipment, net and lease prepayments
– Aircraft and spare engines	9	180
– Other property, plant and equipment and lease prepayments	7	(35)

Others	203	48

	1,462	1,021

6	Interest expense

	2012	2011
	RMB million	RMB million

Interest on bank and other loans wholly repayable within five years	872	543
Interest on other loans	417	333
Finance charges on obligations under finance leases	468	388
Other interest expense	8	8
Less: interest expense capitalised	(389)	(205)

	1,376	1,067

11

7	Other non-operating income

	2012	2011
	RMB million	RMB million

Interest income on wealth management products	21	128
Gain on disposal and losing control of a subsidiary	54	–
Gain on derivative financial instruments, net	–	1

	75	129

8	Income tax

	2012	2011
	RMB million	RMB million

PRC income tax
Provision for the year	774	1,516
Over-provision in prior year	(61)	(59)

	713	1,457

Deferred tax
Origination and reversal of temporary differences	241	(369)
Recognition of deductible temporary differences unrecognised in prior years	–	(248)

	241	(617)

Actual tax expense	954	840

In respect of majority of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airline activities in the current year and prior years.

Effective from 1 January 2008, under the Corporate Income Tax Law of the PRC (“new tax law”), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 24% and 25% for 2011 and 2012 onwards, respectively.

The headquarters of the Company and its branches are taxed at rate at 25% (2011: 24% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2011: 15% to 25%).

12

9	Dividend

A dividend in respect of the year ended 31 December 2012 of RMB0.05 per share (inclusive of applicable tax) (2011: RMB0.20 (inclusive of applicable tax)), amounting to a total dividend of 490,878,350, was proposed by the directors on 26 March 2013 (2011: RMB1,963,513,400). The final dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

10	Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2012 is based on the profit attributable to equity shareholders of the Company of RMB2,619 million (2011: RMB5,110 million) and the weighted average of 9,817,567,000 shares in issue during the year (2011: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior year.

11	Construction in progress and bank and other loans

The construction in progress amounted to RMB18,689 million as at 31 December 2012 mainly included advance payments for the acquisition of aircraft and flight equipment of RMB17,333 million and progress payments for other construction projects.

The advance payments were mainly financed by bank and other loans.

12	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2012	2011
	RMB million	RMB million

Within 1 month	1,519	1,977
More than 1 month but less than 3 months	304	164
More than 3 months but less than 12 months	29	6
More than 1 year	1	–

	1,853	2,147

13	Other receivables

As at 31 December 2012, other receivables include the short-term wealth management product purchased by Xiamen Airlines from a state-owned commercial bank. The principal of the outstanding wealth management product was RMB500 million as at 31 December 2012 (2011: RMB3,500 million), which subsequently matured in January 2013.

13

14	Trade payables

The following is the ageing analysis of trade payables:
	2012	2011
	RMB million	RMB million

Within 1 month	1,287	2,328
More than 1 month but less than 3 months	309	315
More than 3 months but less than 6 months	185	152
More than 6 months but less than 1 year	8	12
More than 1 year	36	40

	1,825	2,847

15	Share Appreciation Rights (“SARs”) Scheme

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

The fair value of the liability for SARs is measured by using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of share price are used as the inputs into this model. The fair value of the liability for SARs as at 31 December 2012 was RMB2,303,000 (2011: RMB231,000) and a corresponding staff costs of RMB2,072,000 was recognised during the year ended 31 December 2012 (2011: RMB231,000).

16	Non-adjusting events after the financial year end

(a)	On 31 October 2012, the Board approved the proposal of issuance of ultra-short-term financing bills in the PRC in the principal amount of up to RMB10 billion with the authorisation given by the Extraordinary General Meeting of the Company. The ultra-short-term financing bills are to be used to fund the operating activities of the Company. On 8 February 2013, the Company issued ultra-short-term financing bills with total face value of RMB500 million, with a maturity period of 180 days and coupon interest rate of 3.9%.

(b)	On 26 March 2013, the directors proposed a final dividend in respect of the year ended 31 December 2012. Further details are disclosed in Note 9.

14

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2012

	2012	2011
	RMB million	RMB million

Operating revenue	101,483	92,707

Less: Operating costs	85,932	76,954
Business taxes and surcharges	2,464	2,621
Selling and distribution expenses	7,204	6,640
General and administrative expenses	2,603	2,574
Net financial expenses/(income)	1,027	(1,635)
Impairment losses	(6)	727
Add: Gain from changes in fair value	–	13
Investment income	526	707

Operating profit	2,785	5,546
Add: Non-operating income	2,027	1,502
Less: Non-operating expenses	64	180

Profit before income tax	4,748	6,868
Less: Income tax expenses	953	819

Net profit for the year	3,795	6,049
Add: Other comprehensive income for the year	4	(12)

Total comprehensive income for the year	3,799	6,037

Profit attributable to
Equity shareholders of the Company	2,628	5,075
Minority interests	1,167	974

Net profit for the year	3,795	6,049

Total comprehensive income attributable to
Equity shareholders of the Company	2,631	5,065
Minority interests	1,168	972

Total comprehensive income for the year	3,799	6,037

15

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT 31 DECEMBER 2012

	2012	2011
	RMB million	RMB million

Assets
Current assets
Cash at bank and on hand	10,082	9,935
Accounts receivable	1,885	2,186
Prepayments	861	711
Dividends receivable	7	4
Other receivables	1,743	1,498
Inventories	1,708	1,618
Other current assets	501	3,533

Total current assets	16,787	19,485

Non-current assets
Available-for-sale financial assets	69	64
Long-term equity investments	2,309	1,920
Investment properties	481	454
Fixed assets	99,591	87,152
Construction in progress	18,638	15,844
Intangible assets	2,273	2,034
Lease deposits	672	583
Long-term deferred expenses	408	384
Deferred tax assets	1,266	1,340

Total non-current assets	125,707	109,775

Total assets	142,494	129,260

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	10,719	6,925
Bills payable	–	50
Accounts payable	11,450	9,870
Sales in advance of carriage	4,854	5,299
Employee benefits payable	2,260	2,319
Taxes payable	657	1,355
Interest payable	157	160
Other payables	3,759	3,880
Non-current liabilities due within one year	13,674	13,648

Total current liabilities	47,530	43,506

16

	2012	2011
	RMB million	RMB million

Non-current liabilities
Long-term loans	30,196	29,037
Obligations under finance leases	19,371	14,053
Provision for major overhauls	902	1,178
Deferred revenue	4,051	3,143
Provision for early retirement benefits	66	89
Deferred tax liabilities	782	615

Total non-current liabilities	55,368	48,115

Total liabilities	102,898	91,621

Shareholders’ equity
Share capital	9,818	9,818
Capital reserve	14,411	14,407
Surplus reserve	1,056	924
Retained earnings	7,455	6,929

Total equity attributable to shareholders of the Company	32,740	32,078

Minority interests	6,856	5,561

Total equity	39,596	37,639

Total liabilities and shareholders’ equity	142,494	129,260

Notes:

The financial information set out above is derived from audited financial statements for the year ended 31 December 2012 prepared in accordance with the PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company’s website at http://www.csair.com.

17

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

(1)	The effect of the differences between PRC GAAP and IFRSs on net profit attributable to shareholders of the Company is analysed as follows:

	2012	2011
	RMB million	RMB million

Amount under PRC GAAP	2,628	5,075

Adjustments:
Losses on lump sum housing benefits	(14)	(26)
Capitalisation of exchange difference of specific loans	3	87
Government grants	2	1
Adjustment arising from an associate’s business combinations under common control	(1)	–
Effect of the above adjustments on taxation	(1)	(21)
Effect of the above adjustments on minority interests	2	(6)

	(9)	35

Amount under IFRSs	2,619	5,110

18

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to shareholders of the Company is analysed as follows:

	2012	2011
	RMB million	RMB million

Amount under PRC GAAP	32,740	32,078

Adjustments:
Losses on lump sum housing benefits	–	14
Capitalisation of exchange difference of specific loans	218	215
Government grants	(35)	(37)
Accumulated loss attributed to minority interests of a subsidiary	(23)	(23)
Adjustment arising from an associate’s business combinations under common control	10	–
Effect of the above adjustments on taxation	(55)	(54)
Effect of the above adjustments on minority interests	(16)	(18)

	99	97

Amount under IFRSs	32,839	32,175

19

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

			2012 vs 2011
	For the year ended		Increase/
	31 December		(decrease)
	2012	2011

Traffic
Revenue passenger kilometres (RPK) (million)
– Domestic	107,278.56	99,673.63	7.6%
– Hong Kong, Macau and Taiwan	2,536.91	2,082.35	21.8%
– International	25,719.26	20,588.31	24.9%

Total	135,534.73	122,344.29	10.8%

Revenue tonne kilometres (RTK) (million)
– Domestic	10,924.30	10,195.00	7.2%
– Hong Kong, Macau and Taiwan	242.43	197.93	22.5%
– International	4,993.39	4,068.09	22.7%

Total	16,160.12	14,461.02	11.7%

Passengers carried (thousand)
– Domestic	77,634.23	72,926.29	6.5%
– Hong Kong, Macau and Taiwan	1,928.54	1,766.56	9.2%
– International	6,922.22	5,984.18	15.7%

Total	86,484.99	80,677.03	7.2%

Cargo and mail carried (thousand tonnes)
– Domestic	890.38	856.91	3.9%
– Hong Kong, Macau and Taiwan	15.66	12.77	22.6%
– International	325.82	265.45	22.7%

Total	1,231.86	1,135.13	8.5%

Capacity
Available seat kilometres (ASK) (million)
– Domestic	131,821.86	120,462.20	9.4%
– Hong Kong, Macau and Taiwan	3,464.29	2,752.53	25.9%
– International	34,282.98	27,849.37	23.1%

Total	169,569.13	151,064.10	12.2%

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			2012 vs 2011
	For the year ended		Increase/
	31 December		(decrease)
	2012	2011

Available tonne kilometres (ATK) (million)
– Domestic	15,069.70	14,145.21	6.5%
– Hong Kong, Macau and Taiwan	396.74	316.35	25.4%
– International	7,598.25	6,333.84	20.0%

Total	23,064.69	20,795.40	10.9%

Load factor
Passenger load factor (RPK/ASK) (%)
– Domestic	81.4	82.7	(1.6)%
– Hong Kong, Macau and Taiwan	73.2	75.7	(3.3)%
– International	75.0	73.9	1.5%
Overall	79.9	81.0	(1.4)%

Overall load factor (RTK/ATK) (%)
– Domestic	72.5	72.1	0.6%
– Hong Kong, Macau and Taiwan	61.1	62.6	(2.4)%
– International	65.7	64.2	2.3%
Overall	70.1	69.5	0.9%

Yield
Yield per RPK (RMB)
– Domestic	0.69	0.68	1.5%
– Hong Kong, Macau and Taiwan	0.84	0.88	(4.5)%
– International	0.53	0.56	(5.4)%
Overall	0.66	0.67	(1.5)%

Yield per RTK (RMB)
– Domestic	6.96	6.90	0.9%
– Hong Kong, Macau and Taiwan	9.20	9.69	(5.1)%
– International	3.57	3.67	(2.7)%
Overall	5.95	6.03	(1.3)%

Fleet
Total number of aircraft at year end
– Boeing	243	223	9.0%
– Airbus	225	208	8.2%
– Others	23	13	76.9%

Total	491	444	10.6%

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			2012 vs 2011
	For the year ended		Increase/
	31 December		(decrease)
	2012	2011

Overall utilisation rate (hours per day)
– Boeing	10.04	10.02	0.2%
– Airbus	9.95	9.74	2.2%
– Others	5.97	8.54	(30.1)%
Overall	9.81	9.80	0.1%

MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, facing threats and challenges posed by certain adverse operating factors such as the rapid growth in capacity, intensified competition in the industry and full impact of the high-speed rail, the Company steadily pushed forward its internationalization and in-depth strategic transformation, comprehensively enhanced service level, actively promoted brand image, strived for higher revenue quality and strictly controlled operational cost, thereby obtained a good operation efficiency, strengthened its overall competitiveness and maintained its status in the industry.

During the reporting period, the Company launched a new route between “Guangzhou-London”,increased the flight frequency of international routes, such as from Guangzhou to Vancouver. The Company, taking the opportunity of opening routes from Guangzhou to London, actively constructed the “Canton Route” to build Guangzhou into a hub connected Europe and Oceania and Southeast Asia,which significantly increased international influence of the Company. During the reporting period, the Company continued to strengthen hub establishment, thereby further strengthened the integrated support capability of hubs and improved route network. During the reporting period, number of transit passengers and transit sales income of the Company increased significantly, marking the Company’s advancing to its goal of becoming an airline of international standard operating with a large-scale network.

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During the reporting period, the Company launched its “Year of International Brand Service” and activity put more resources in services. These attempts improved premises where high-end passengers were served and enriched services in first and business class cabins of international long-distance routes,thereby further elevated quality of ground and on-board services. It also improved the four-grade alert and response mechanism, which enhanced service support capability of extraordinary flights and pushed normal flight rate of the year up to 2.9% over the average value. During the reporting period, throughactivities such as Sydney Festival, the Company actively promoted the brand of China Southern Airlines and was selected by “Fortune” Magazine as 2012 Top 50 Most Praised Companies of China and rankedthe top in the Traffic, Transportation and Logistics Star Rankings.

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB2,619 million was recorded in 2012 as compared to the profit attributable to equity shareholders of the Company of RMB5,110 million in 2011. The Group’s operating revenue increased by RMB9,119 million or 10.1% from RMB90,395million in 2011 to RMB99,514 million in 2012. Passenger load factor decreased by 1.1 percentage pointsfrom 81.0% in 2011 to 79.9% in 2012. Passenger yield (in passenger revenue per RPK) decreased by1.5% from RMB0.67 in 2011 to RMB0.66 in 2012. Average yield (in traffic revenue per RTK) decreased by 1.3% from RMB6.03 in 2011 to RMB5.95 in 2012. Operating expenses increased by RMB8,814 million or 10.1% from RMB87,063 million in 2011 to RMB95,877 million in 2012. Operating profit of RMB5,099 million was recorded in 2012 as compared to operating profit of RMB4,353 million in 2011,increased by RMB746 million.

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OPERATING REVENUE

	2012		2011
					Changes in
	Operating revenue		Operating revenue		revenue
	RMB million	Percentage	RMB million	Percentage

Traffic revenue	96,100	96.6%	87,252	96.5%	10.1%

Including: Passenger revenue	89,544		81,492		9.9%
– Domestic	73,845		68,222		8.2%
– Hong Kong, Macau and Taiwan	2,133		1,834		16.3%
– International	13,566		11,436		18.6%

Cargo and mail revenue	6,556		5,760		13.8%

Other operating revenue	3,414	3.4%	3,143	3.5%	8.6%
Mainly including:
Commission income	757		643		17.7%
Hotel and Travel services income	647		614		5.4%
Ground services income	350		368		(4.9)%
Expired sales in advance of carriage	495		309		60.2%
Aircraft wet lease income	2		319		(99.4)%

Total operating revenue	99,514	100.0%	90,395	100.0%	10.1%

Less: fuel surcharge income	(13,378)		(11,699)

Total operating revenue excluding fuel surcharge	86,136		78,696

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Traffic revenue composition

(RMB million)

Passenger revenue composition

(RMB million)

Substantially all of the Group’s operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.6% and 96.5% of total operating revenue in 2012 and 2011, respectively. Passenger revenue and cargo and mail revenue accounted for 93.2% and 6.8% respectively of the total traffic revenue in 2012. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and general aviation income.

The increase in operating revenue was primarily due to a 9.9% increase in passenger revenue from RMB81,492 million in 2011 to RMB89,544 million in 2012. The total number of passengers carried increased by 7.2% to 86.48 million passengers in 2012. RPKs increased by 10.8% from 122,344 million in 2011 to 135,535 million in 2012, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.67 in 2011 to RMB0.66 in 2012.

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Domestic passenger revenue, which accounted for 82.5% of the total passenger revenue in 2012, increased by 8.2% from RMB68,222 million in 2011 to RMB73,845 million in 2012. Domestic passenger traffic in RPKs increased by 7.6%, while passenger capacity in ASKs increased by 9.4%, resulting in a decrease in passenger load factor by 1.3 percentage points from 82.7% in 2011 to 81.4% in 2012. Domestic passenger yield per RPK increased from RMB0.68 in 2011 to RMB0.69 in 2012.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 16.3% from RMB1,834 million in 2011 to RMB2,133 million in 2012. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 21.8%, while passenger capacity in ASKs increased by 25.9%, resulting in a decrease in passenger load factor by 2.5 percentage points from 75.7% in 2011 to 73.2% in 2012. Passenger yield per RPK decreased from RMB0.88 in 2011 to RMB0.84 in 2012.

International passenger revenue, which accounted for 15.1% of total passenger revenue, increased by 18.6% from RMB11,436 million in 2011 to RMB13,566 million in 2012. For international flights, passenger traffic in RPKs increased by 24.9%, while passenger capacity in ASKs increased by 23.1%, resulting in a 1.1 percentage points increase in passenger load factor from 73.9% in 2011 to 75.0% in 2012. Passenger yield per RPK decreased from RMB0.56 in 2011 to RMB0.53 in 2012.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.6% of total operating revenue, increased by 13.8% from RMB5,760 million in 2011 to RMB6,556 million in 2012. The increase was attributable to the increase in cargo traffic volume.

Other operating revenue increased by 8.6% from RMB3,143 million in 2011 to RMB3,414 million in 2012. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2012 amounted to RMB95,877 million, representing an increase of 10.1% or RMB8,814 million over 2011, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue remained at 96.3% in 2011 and 2012.

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Operating expenses

	2012		2011
	RMB million	Percentage	RMB million	Percentage
Flight operations	54,690	57.0%	48,344	55.5%
Mainly including: Jet fuel costs	37,401		32,675
Operating lease charges	4,897		4,654
Flight personnel payroll and welfare	5,051		4,412
Maintenance	7,971	8.3%	7,531	8.7%
Aircraft and traffic servicing	14,072	14.7%	12,337	14.2%
Promotion and sales	7,134	7.5%	6,568	7.5%
General and administrative	2,425	2.5%	2,807	3.2%
Impairment on property, plant and equipment	–	–	584	0.7%
Depreciation and amortisation	8,264	8.6%	7,689	8.8%
Others	1,321	1.4%	1,203	1.4%

Total operating expenses	95,877	100.0%	87,063	100.0%

Composition of operating expenses in 2012	Comparision of operating expenses

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Flight operations expenses, which accounted for 57.0% of total operating expenses, increased by 13.1% from RMB48,344 million in 2011 to RMB54,690 million in 2012, primarily as a result of increase in jet fuel costs derived from increased consumption of jet fuel and fuel prices. Jet fuel costs, which accounted for 68.4% of flight operations expenses, increased by 14.5% from RMB32,675 million in 2011 to RMB37,401 million in 2012.

Maintenance expenses, which accounted for 8.3% of total operating expenses, increased by 5.8% from RMB7,531 million in 2011 to RMB7,971 million in 2012. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.7% of total operating expenses, increased by 14.1% from RMB12,337 million in 2011 to RMB14,072 million in 2012. The increase was primarily due to a 6.6% rise in landing and navigation fees from RMB8,426 million in 2011 to RMB8,984 million in 2012, resulted from the increase in number of flights, and increase of rental expenses in 2012.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 8.6% from RMB6,568 million in 2011 to RMB7,134 million in 2012.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, decreased by 13.6% from RMB2,807 million in 2011 to RMB2,425 million in 2012.

Depreciation and amortisation, which accounted for 8.6% of total operating expenses, increased by 7.5% from RMB7,689 million in 2011 to RMB8,264 million in 2012, mainly due to the additional depreciation charges on aircraft delivered in 2012.

OPERATING PROFIT

Operating profit of RMB5,099 and RMB4,353 million was recorded in 2012 and 2011, respectively. The increase in profit was mainly due to the net effect of increase in operating revenue by RMB9,119 million or 10.1% in 2012 and increase in operating expenses by RMB8,814 million or 10.1%.

OTHER INCOME OR EXPENSES

Other net income increased by RMB441 million from RMB1,021 million in 2011 to RMB1,462 million in 2012, was mainly due to the increase of government grants.

Interest expense increased by RMB309 million from RMB1,067 million in 2011 to RMB1,376 million in 2012 was mainly due to the increase in weighted average bank and other loans balances during the year.

Net exchange gain of RMB267 million and RMB2,755 million was recorded in 2012 and 2011, respectively. The significant decrease was mainly due to the exchange rate of Renminbi to US dollar appreciated significantly in 2011 while remained stable in 2012.

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INCOME TAX

Income tax expense of RMB954 million was recorded in 2012, the increase by RMB114 million from RMB840 million in 2011, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2012, the Group’s current liabilities exceeded its current assets by RMB31,944 million. For the year ended 31 December 2012, the Group recorded a net cash inflow from operating activities of RMB11,704 million, a net cash outflow from investing activities of RMB12,153 million and a net cash inflow from financing activities of RMB668 million, which in total resulted in a net increase in cash and cash equivalents of RMB219 million.

	2012	2011
	RMB million	RMB million

Net cash generated from operating activities	11,704	12,557
Net cash used in investing activities	(12,153)	(21,957)
Net cash generated from financing activities	668	8,859

Net increase/(decrease) in cash and cash equivalents	219	(541)

In 2013 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2012, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173,162 million (2011: RMB127,448 million), of which approximately RMB60,369 million (2011: RMB36,414 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2013. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank financing which may impact the operations of the Group during the next twelve-month period. The directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

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The analyses of the Group’s borrowings are as follows:

Composition of borrowings

	2012	2011	Change
	RMB million	RMB million

Total borrowings	73,960	63,663	16.2%

Fixed rate borrowings	6,139	6,582	(6.7%)
Floating rate borrowings	67,821	57,081	18.8%

Analysis of borrowings by currency

	2012	2011
	RMB million	RMB million

USD	70,865	62,338
RMB	807	766
Others	2,288	559

Total	73,960	63,663

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Maturity analysis of borrowings

	2012	2011
	RMB million	RMB million

Within 1 year	24,393	20,573
After 1 year but within 2 years	9,639	10,832
After 2 years but within 5 years	23,112	16,559
After 5 years	16,816	15,699

Total borrowings	73,960	63,663

The Group’s capital structure at the end of the year is as follows:

	2012	2011	Change

Net debts (RMB million)	86,669	75,790	14.4%
Total equity (RMB million)	39,734	37,777	5.2%
Ratio of net debt to total equity	218%	201%	8.5%

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 14.4% to RMB86,669 million at 31 December 2012 from RMB75,790 million at 31 December 2011.

As at 31 December 2012, total equity attributable to equity shareholders of the Company amounted to RMB32,839 million, representing an increase of RMB664 million from RMB32,175 million at 31 December 2011. Total equity at 31 December 2012 amounted to RMB39,734 million (2011: RMB37,777 million).

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Ratio of net debt to total equity of the Group at 31 December 2012 was increased to 218%, from 201% at 31 December 2011.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2012, certain aircraft of the Group with an aggregate carrying value of approximately RMB60,538 million (2011: RMB53,062 million) were mortgaged under certain loans or certain lease agreements.

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COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2012, the Group had capital commitments of approximately RMB75,129 million (2011: RMB65,040 million). Of such amounts, RMB71,309 million related to the acquisition of aircraft and related flight equipment and RMB3,820 million for other projects.

As at 31 December 2012, the Group had investment commitments as follows:

	2012	2011
	RMB million	RMB million

Authorised and contracted for
Capital contributions to a subsidiary	120	120
Capital contributions for acquisition of interests in associates	119	119
Share of capital commitments of a jointly controlled entity	113	27

	352	266

Authorised but not contracted for
Share of capital commitments of a jointly controlled entity	218	–

	570	266

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the properties and buildings.

(b)	The Group entered into agreements with its pilot trainees and certain banks to provide guarantee on personal bank facilities in relation to the individual flight training tuitions amounting to RMB581 million as at 31 December 2012 (2011: RMB395 million). As at 31 December 2012, RMB398 million were withdrawn by the trainees and therefore guaranteed by the Group (2011: RMB293 million). During the year, the Group has paid RMB3 million (2011: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

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(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant’s non-execution of the aircraft sale agreement. During the year, the claimant subsequently changed its claim for the refund of the down payment of USD12 million to USD13 million. The directors of the Company are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

SHARE CAPITAL STRUCTURE

Change in Share Capital

There was no change in the share capital of the Company in 2012.

Share Capital Structure

As at 31 December 2012, the share capital of the Company comprised the following:

			Approximate percentage
			of total share capital
Type of Shares		Number of Shares	(%)

1.	A Shares with selling restrictions	123,900,000	1.26%
2.	H Shares	2,794,917,000	28.47%
3.	A Shares	6,898,750,000	70.27%

Total issued Shares		9,817,567,000	100.00%

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2012.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

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AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2012.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2012 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the former Corporate Governance Code for any part of the period from 1 January 2012 to 31 March 2012 and the code provisions of the revised Corporate Governance Code as set out in Appendix 14 of the Listing Rules for any part of the period from 1 April 2012 to 31 December 2012, save as disclosed below:

Code Provision A.6.7 of the Corporate Governance Code provides that Independent Non-executive Directors and other Non-executive Directors should attend general meetings and develop a balanced understanding of the views of shareholders. Three of four Independent Non-executive Directors and two of three Non-executive Directors of the Company had attended the annual general meeting of the Company held on 31 May 2012. Further details are set out in the Corporate Governance Report to be contained in the Company’s 2012 annual report.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.50 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2012, totaling approximately RMB490,878,350 based on the Company’s 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2012 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H share. The profit distribution proposal is subject to shareholders’ approval at the general meeting.

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2013 OUTLOOK

Looking into 2013, global economy will undergo a moderate recovery. However, there are still uncertainties prolonging the weak growth. China’s economic development will remain in a period of strategic opportunities and is expected to recover moderately in 2013, which, however, affected by adverse factors such as domestic macroeconomic control and weak external demand, will not be a robust rebound. Under the influence of the overall global economic environment, demand for international aviation is expected to maintain its low growth rate in 2013. Driven by the moderate recovery of China’s economy, industrialization, urbanization, informatization, agricultural modernization and implementation of the double income plan, overall demand in China’s aviation market is expected to gradually pick up speed. On the other hand, with its expansion in fleet, flight and route, the Company must be more cautious about flight safety. It is expected that annual capacity of civil aviation will maintain a rapid growth, which will intensify competition in the industry. In addition, demand for short and mid-distance aviation will be further suppressed by the coming into service of the high-speed rail network. In 2013, affected by geographic politics and continued quantitative easing monetary policy of major economies, international oil price may rise and thus adversely affect operating results of the Company. In preparation for this, the Company will conduct serious research on changes in internal and external environment in 2013 in order to strengthen safety management capability and actively enhance management level by sufficiently utilizing advantages in operational development. The Company will also optimize its route structure and strictly control cost to actively enhance operating efficiency; carry out in-depth strategic transformation and utilize its advantage as a network hub to actively cope with the competition of high- speed rail; enhance fuel efficiency through modification to engines and optimization of fleet structure and route, and take into account the reduction of the adverse impact of oil price fluctuations on the Company’s by fuel hedging. Priorities will be given to the following tasks:

1.	To enhance safety management level to ensure the realization of safety operation

2.	To enhance operating efficiency through various methods

3.	To emphasize both quality and quantity and firmly push forward the strategic transformation

4.	To put effort in comprehensive budget management for better comprehensive management

5.	To enhance level of both ground and on-board services

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PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2012 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2012, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 March 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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